SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2003.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

SIGNATURES
Consolidated Financial Results
Summary of Consolidated Financial Results
Consolidated Financial Highlights
Condensed Consolidated Statements of Income
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Shareholders’ Equity
Condensed Consolidated Statements of Cash Flows
Segment Information

Table of Documents Filed

Page

1.	ORIX’s Interim Consolidated Financial Results (April 1, 2003 — September 30, 2003) filed with the Tokyo Stock Exchange on Monday, October 27, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 27, 2003	By /s/ Masaru Hattori

Masaru Hattori
Corporate Senior Vice President
Head of the Accounting Department
ORIX Corporation

Consolidated Financial Results

April 1, 2003 — September 30, 2003

October 27, 2003

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 111.25 to $1.00, the approximate exchange rate prevailing at September 30, 2003.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

     For further information please contact:
Corporate Communications ORIX Corporation 3-22-8 Shiba, Minato-ku, Tokyo 105-8683 JAPAN Tel: (03) 5419-5102 Fax: (03) 5419-5901 E-mail: leslie_hoy@orix.co.jp

Consolidated Financial Results from April 1, 2003 to September 30, 2003
(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
Nagoya Stock Exchange
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel:(03)5419-5102

Date Approved by Board of Directors: October 27, 2003

1.     Performance Highlights for the Six Months Ended September 30, 2003 and 2002, and the Year Ended March 31, 2003 (1) Performance Highlights — Operating Results (Unaudited)

						(millions of JPY)*1
	Total	Year-on-Year	Operating	Year-on-Year	Income before	Year-on-Year
	Revenues	Change	Income	Change	Income Taxes*2	Change

September 30, 2003	345,871	3.3%	46,729	34.9%	58,256	53.3%
September 30, 2002	334,728	0.7%	34,635	(8.0%)	37,996	2.1%
March 31, 2003	683,645	—	38,083	—	46,288	—

		Year-on-Year	Basic	Diluted
	Net Income	Change	Earnings Per Share	Earnings Per Share

September 30, 2003	31,419	38.0%	375.42	353.65
September 30, 2002	22,763	13.6%	272.12	256.34
March 31, 2003	30,243	—	361.44	340.95

1.	Equity in Net Income of Affiliates was a net gain of JPY 11,923 million for the six months ended September 30, 2003, a net gain of JPY 3,359 million for the six months ended September 30, 2002 and a net gain of JPY 6,203 million for the year ended March 31, 2003.

2.	The average number of shares was 83,691,862 for the six months ended September 30, 2003, 83,652,980 for the six months ended September 30, 2002 and 83,672,434 for the year ended March 31, 2003.

3.	Changes in Accounting Principles Yes (x) (new accounting adoption) No ( )

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”

(2) Performance Highlights — Financial Position (Unaudited)

		Shareholders'	Shareholders'	Shareholders'
	Total Assets	Equity	Equity Ratio	Equity Per Share

September 30, 2003	5,684,598	541,078	9.5%	6,456.22
September 30, 2002	6,050,290	499,726	8.3%	5,973.44
March 31, 2003	5,931,067	505,458	8.5%	6,039.43

1.	The number of outstanding shares was 83,690,699 as of September 30, 2003, 83,658,128 as of September 30, 2002 and 83,693,009 as of March 31, 2003.

(3) Performance Highlights — Cash Flows (Unaudited)

	Cash Flows	Cash Flows	Cash Flows	Cash and Cash Equivalents
	From Operating Activities	From Investing Activities	From Financing Activities	At End of Period

September 30, 2003	71,813	117,408	(225,059)	168,347
September 30, 2002	83,282	119,027	(345,174)	210,875
March 31, 2003	210,150	182,950	(542,040)	204,677

(4)	Number of Consolidated Subsidiaries and Affiliates

Consolidated Subsidiaries	197
Non-consolidated Subsidiaries	0
Affiliates	72	(Of which 72 are accounted for by the equity method)

(5)	Changes in Accounting Treatment

Additions to and deletions from consolidated subsidiaries and affiliates

     Additions: Consolidated Subsidiaries 3, Affiliates 1

     Deletions: Consolidated Subsidiaries 4, Affiliates 1

2. Forecasts for the Year Ending March 31, 2004 (Unaudited)

	Total	Income before
Fiscal Year	Revenues	Income Taxes	Net Income

March 31, 2004	730,000	87,000	48,000

Note: Basic Earnings Per Share is forecasted to be JPY 573.54.

2

Group Position

The ORIX Group consists of ORIX Corporation, 197 subsidiaries and 72 affiliates, and is developing various operations.
The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below.
The following classification is the same as that used in the classification of information by segment.

Operations in Japan

(1)	Corporate finance

This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

[Main related companies] ORIX Corporation, ORIX Alpha Corporation, ORIX Auto Leasing Corporation, IFCO Inc., Nittetsu Lease Co., Ltd.

(2)	Equipment operating leases

This business principally comprises the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.

[Main related companies] ORIX Rentec Corporation, ORIX Rent-A-Car Corporation

(3)	Real estate-related finance

This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBS), and REITs.

[Main related companies] ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(4)	Real estate

This business consists principally of condominium development and office rental activities as well as the operation of such facilities as hotels, employee dormitories, and training facilities.

[Main related companies] ORIX Corporation, ORIX Estate Corporation, ORIX Real Estate Corporation

(5)	Life insurance

This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

[Main related companies] ORIX Life Insurance Corporation

(6)	Other

The other segment encompasses securities transactions, venture capital operations, consumer card loan operations, and new businesses.

[Main related companies]
    ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation,
    ORIX Securities Corporation, ORIX Baseball Club Co., Ltd., ORIX COMMODITIES
Corporation, ORIX Club Corporation, ORIX Investment Corporation

Overseas Operations

(1)	The Americas

Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, and real estate development.

[Main related companies] ORIX USA Corporation, ORIX Real Estate Equities, Inc., ORIX Financial Services, Inc., ORIX Capital Markets, LLC, Stockton Holdings Limited

(2)	Asia and Oceania

Principal businesses in Asia and Oceania involve direct financing leases, operating leases for precision measuring equipment and transportation equipment, corporate lending, and securities investment.

[Main related companies]
    ORIX Investment and Management Private Limited, ORIX Asia Limited, ORIX Australia Corporation
    Limited,ORIX Taiwan Corporation, PT. ORIX Indonesia Finance, ORIX Leasing Malaysia Berhad, ORIX Leasing
    Pakistan Limited, ORIX Leasing Singapore Limited, INFRASTRUCTURE LEASING & FINANCIAL
SERVICES LIMITED

(3)	Europe

Principal businesses in Europe center on aircraft operating leases, corporate loans, and securities investments.

[Main related companies] ORIX Europe Limited, ORIX Ireland Limited, ORIX Aviation Systems Limited

Group Structure

The structure of principal business of the ORIX Group is as follows.

Major Group Company	Principal Business
ORIX Corporation	Leasing, Lending and Other Financial Services

Selling Agent

Guarantee of Liabilities

Loans to Fund Businesses

Providing customers with financial services

Operations in Japan

ORIX Auto Leasing Corporation	Automobile Leasing
ORIX Rentec Corporation	Precision Measuring & OA Equipment Rentals
ORIX Alpha Corporation	Leasing, Lending
IFCO Inc.	Automobile Leasing
Nittetsu Lease Co., Ltd.	Leasing
ORIX Credit Corporation	Consumer Loans
ORIX Club Corporation	Consumer Loans
ORIX Rent-A-Car Corporation	Automobile Rentals
ORIX Real Estate Corporation	Real Estate Development & Management
ORIX Estate Corporation	Real Estate & Leisure Facility Management
ORIX Securities Corporation	Securities Brokerage & Online Trading
ORIX Life Insurance Corporation	Life Insurance
ORIX Trust and Banking Corporation	Trust & Banking Services, Housing Loans
ORIX Capital Corporation	Venture Capital
ORIX Investment Corporation	Alternative Investment
ORIX COMMODITIES Corporation	Securities and Futures Trading
ORIX Asset Management & Loan Services Corporation	Loan Servicing
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management
143 others	

Overseas Operations

The Americas		
ORIX USA Corporation		Investment Banking, Leasing
ORIX Financial Services, Inc.		Leasing, Lending
ORIX Real Estate Equities, Inc.		Real Estate Development & Management
ORIX Capital Markets, LLC		Loan Servicing, Corporate Debt Investment
Stockton Holdings Limited	*	Futures Trading, Reinsurance
23 others		
Asia and Oceania		
ORIX Asia Limited		Leasing, Investment Banking
ORIX Investment and Management Private Limited		Venture Capital
ORIX Leasing Singapore Limited	*	Leasing, Hire Purchase
ORIX Taiwan Corporation		Leasing, Hire Purchase
PT.ORIX Indonesia Finance		Leasing, Automobile Leasing
ORIX Leasing Malaysia Berhad		Leasing, Lending, Hire Purchase
ORIX Australia Corporation Limited		Leasing, Automobile Leasing & Rentals
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	*	Investment Banking, Corporate Finance
ORIX Leasing Pakistan Limited	*	Leasing, Automobile Leasing, Lending
54 others		
Europe		
ORIX Europe Limited		Corporate Finance
ORIX Ireland Limited		Corporate Finance
ORIX Aviation Systems Limited		Aircraft Leasing
14 others		

* Affiliates

--- The guarantee to some group companies is shown among others.

Summary of Consolidated Financial Results

Management Policies

Objectives

     ORIX has continued to provide value-added financial products and services to meet its customers’ needs. To meet the increasingly sophisticated requirements of our customers, we have increased the number and quality of financial solutions that we provide. As a result, ORIX’s financial services have expanded from leasing, rentals and lending to include life insurance, real estate finance and investment banking activities. As new business opportunities arise in the future, we plan to build on our accumulated knowledge and experience to continue to develop creative and innovative value-added financial solutions.

     ORIX aims to achieve the optimum growth in long-term shareholder value and contribute to society by taking the lead in discovering customers’ needs in order to provide new value-added financial services. This is the basis of ORIX’s management philosophy and we will further strive to focus on areas that fully utilize the specialization of the entire ORIX Group in order to meet our customers’ needs.

     In addition, ORIX has placed the utmost importance on profitability by carefully selecting businesses and concentrating its resources to achieve maximum growth in shareholder value. However, in the Japanese financial market, it is quite difficult to achieve a level of risk-adjusted return that is comparable to global standards. In light of this reality, ORIX is striving to increase the efficiency of its asset-based business and is concentrating more of its resources on investment banking activities with the present goal of increasing profitability without increasing assets.

Dividend Policy

     We believe we should use retained earnings mainly to invest in new growth opportunities as we strive to achieve returns for shareholders by increasing our corporate value over the long run.

Unit Shares

     ORIX’s basic policy is to periodically review the number of common shares that make up one trading unit in order to promote a broad participation of investors. With regards to the number of shares that make one unit, ORIX will consider demands from the market and weigh the costs and benefits associated with any changes to the present trading unit.

Corporate Governance

     ORIX has strengthened its corporate governance structure in order to more objectively ensure that business activities are being carried out to maximize shareholder value. For example, ORIX established an

Advisory Board in 1997, introduced a Corporate Executive Officer system in 1998, and welcomed independent directors to the Board and set up the Executive Nomination and Compensation Committee in 1999. In order to take further steps to strengthen its corporate governance structure, ORIX received approval from shareholders at the 40th Annual General Meeting of Shareholders on June 25, 2003 to adopt a “Company with Committees” board model, which became possible on April 1, 2003 as a result of revisions to the Japanese Commercial Code. In addition, ORIX believes that compliance is a foundation of strong corporate governance and continues to strengthen its compliance based on the spirit of EC21, which is our guide to continue to be an “Excellent Company” in the 21st Century. We have established a Compliance Coordination Office and we are actively promoting our Corporate Action Principles and Employee Action Principles as part of compliance.

Financial Results

1. Six Months Ended September 30, 2003

Economic Environment

The pace of recovery of the U.S. economy was boosted thanks to an increase in consumer spending, however, there were still concerns about employment. Asia experienced a general slowdown in certain economies due to the lower level of exports to the United States and sluggish consumer spending in some of the more developed countries of the region. The Japanese economy continued to suffer from deflation with still no clear signs of recovery in consumer spending, however, the rise in stock prices and improvement in corporate earnings has resulted in less pessimism about the future.

Financial Highlights
Income before Income Taxes	58,256 million yen (up 53% year on year)
Net Income	31,419 million yen (up 38% year on year)
Earnings Per Share (Basic)	375.42 yen (up 38% year on year)
Earnings Per Share (Diluted)	353.65 yen (up 38% year on year)
Shareholders’ Equity Per Share	6,465.22 yen (up 7% from March 31, 2003)
ROE (annualized)	12.0% (September 30, 2002: 9.1%)
ROA (annualized)	1.08% (September 30, 2002: 0.73%)

Revenues: 345,871 million yen (up 3% year on year)

As we continued to focus on the profitability of each transaction, we carefully selected new leasing and loan transactions. As a result of a lower balance of assets and fewer gains from securitization, revenues from “direct financing leases” and “interest on loans and investment securities” were down compared to the same period of the previous fiscal year. However, revenues from “operating leases” increased compared to the same period of the previous fiscal year due primarily to the improvement of the precision measuring equipment rental business and gains from the sale of some office buildings. “Residential condominium sales” performed strongly due primarily to the increase in the number of condominiums sold to buyers during the period. While brokerage commissions increased due primarily to the strong performance of the Japanese stock market, net gains on investment securities declined compared to the same period of the previous fiscal year resulting in an overall year-on-year decline in “brokerage commissions and net gains on investment securities.” Total revenues were up 3% year on year to 345,871 million yen.

Expenses: 299,142 million yen (unchanged)

“Interest expense” was down 13% year on year due mainly to lower asset levels and the resulting lower level of debt overseas. “Costs of residential condominium sales” increased in line with the growth in revenues from “residential condominium sales” and “selling, general and administrative expenses” increased mainly due to the increase in the number of consolidated companies, while “write-downs of long-lived assets” and “write-downs of securities” were lower compared to the same period of the previous fiscal year. As a result, expenses were flat year on year at 299,142 million yen.

Net Income: 31,419 million yen (up 38% year on year)

“Operating income” grew 35% year on year to 46,729 million yen. “Equity in net income of affiliates” increased 255% to 11,923 million yen due mainly to the recognition of deferred tax assets at Korea Life Insurance Co., Ltd. (refer to page 8, “5. Additional Information”). As a result, “income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes” increased 53% year on year to 58,256 million yen and “net income” rose 38% year on year to 31,419 million yen.

Operating Assets: 4,937,086 million yen (down 4% from March 31, 2003)

“Operating assets” were down 4% to 4,937,086 million yen compared with March 31, 2003 as a result of a careful selection of new assets, the sale of certain assets and the appreciation of the yen against the U.S. dollar.

Segment Information (“Profits” refer to income before income taxes)

Operations in Japan

Corporate Finance: While the automobile leasing operations continued to perform relatively strongly, the cautious selection of new assets and the resulting lower level of segment assets compared with the first half of the previous fiscal year in operations other than automobile leasing led to a decrease in segment profits to 21,919 million yen from the 24,500 million yen recorded in the same period of the previous fiscal year.

Equipment Operating Leases: The improvement of the precision measuring equipment rental business contributed to an increase in segment profits to 3,456 million yen compared to 2,979 million yen in the first half of the previous fiscal year.

Real Estate-Related Finance: Segment assets decreased year on year as a portion of the housing loan portfolio was sold off. Although gains from the housing loan operations and the increase in revenues from the loan servicing operations contributed to earnings, segment profits were 9,119 million yen for the first half of this fiscal year compared to 9,910 million yen for the same period of the previous fiscal year. The figures for the last fiscal year included a gain of 3,174 million yen from the sale of shares of a J-REIT to the public in June 2002.

Real Estate: The condominium development business made a strong contribution to segment profits due primarily to an increase in the number of condominiums sold to buyers. In addition, gains from the sale of some office buildings and other real estate, and revenues from building maintenance operations contributed to segment profits of 6,329 million yen in the first half of this fiscal year, up from a loss of 8,807 million yen that resulted primarily from “write-downs of long-lived assets” of 14,665 million yen in the same period of the previous fiscal year.

Life Insurance: Revenues were lower as a result of the continued shift to insurance-only life insurance products. Segment profits for the first half of this fiscal year were 2,507 million yen compared to 2,976 million yen in the same period of the previous fiscal year, due to lower life insurance related investment income.

Other: Although the consumer card loan operations continued to perform well, fewer gains were realized at our venture capital and other operations, and segment profits were 2,828 million yen in the first half of this fiscal year down from 6,926 million yen in the same period of the previous fiscal year.

Overseas Operations

The Americas: Segment profits improved to 3,912 million yen in the first half of this fiscal year compared to a loss of 1,027 million yen in the same period of the previous fiscal year due largely to lower provisions and fewer write-downs of securities.

Asia and Oceania: Strong performance of the corporate lending and automobile leasing operations of each company in the region and the earnings contribution from Korea Life Insurance Co., Ltd. (refer to page 8, “5. Additional Information”), an equity method affiliate, resulted in a large increase in segment profits to 13,939 million yen in the first half of this fiscal year compared to 4,314 million yen in the same period of the previous fiscal year.

Europe: Segment profits experienced a loss of 1,899 million yen, compared to a loss of 610 million yen in the same period of the previous fiscal year due to the decrease in segment assets and the recording of losses on certain equity method investments.

2.     Summary of Cash flows (Six Months Ended September 30, 2003)

“Cash and cash equivalents” decreased by 18%, or 36,330 million yen, to 168,347 million yen compared to March 31,2003.

“Cash flows from operating activities,” which included a decrease stemming from “equity in net income of and gain on sales of affiliates” of 11,527 million yen, were 71,813 million yen in the first half of this fiscal year, down from the 83,282 million yen in the first half of the previous fiscal year, which included an increase associated with the recording of 14,665 million yen of “write-downs of long-lived assets.”

“Cash flows from investing activities” were 119,027 million yen in the first half of the previous fiscal year and 117,408 million yen in the first half of this fiscal year, due to inflows associated with “proceeds from sales of available-for-sale securities” and “proceeds from sales of other securities”.

345,174 million yen was used in “cash flows from financing activities” in the first half of the previous fiscal year, while 225,059 million yen was used in the first half of this fiscal year due to the decrease of commercial paper and repayment of debt.

3.     Summary of Second Quarter (Three Months Ended September 30, 2003)

In the second quarter, revenues increased 1,183 million yen year on year. Revenues from “direct financing leases” and “interest on loans and investment securities” were down compared to the same period of the previous fiscal year owing to a lower balance of assets and fewer gains from securitization. “Life insurance premiums and related investment income” was also down as a result of the continued shift to insurance-only life insurance products. On the other hand, “residential condominium sales” continued to perform well as more condominiums were sold to buyers, and our building maintenance operations recorded under “other operating revenues” also increased. Overall expenses were down 13,074 million yen compared to the previous second quarter due to the decrease in “interest expense” and “life insurance costs” as well as a drop in “write-downs of long-lived assets,” which were 14,665 million yen in the second quarter of the previous fiscal year. This resulted in an increase in “operating income” by 14,257 million yen to 24,193 million yen compared with the previous second quarter. As a result, “income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes” and “net income” for the second quarter rose by 20,662 million yen and 11,443 million yen, respectively, compared with the previous second quarter.

4.     Outlook and Forecasts for the Fiscal Year Ending March 31, 2004

For the fiscal year ending March 31, 2004, we maintain our forecasts for “revenues” of 730,000 million yen (up 7% compared with the fiscal year ended March 31, 2003), “income before income taxes” of 87,000 million yen (up 88%), and “net income” of 48,000 million yen (up 59%).

5.     Additional Information

“Equity in net income of affiliates” for the period ended September 30, 2003 included 9,911 million yen from Korea Life Insurance Co., Ltd. (“KLI”). This amount included ORIX’s proportionate interest in the ordinary operating results of KLI and our proportionate interest in the recognition of deferred tax assets of 5,380 million yen attributable to a change in tax rules in Korea.

The change in Korean tax rules in May 2003 will enable KLI to apply certain historical losses to reduce future taxable income. As a result of this change, KLI recorded a tax benefit in earnings and a corresponding deferred tax asset in the first quarter of its current fiscal year ending March 31, 2004. ORIX recorded a proportionate interest in income reported by KLI in the second quarter of our fiscal year ending March 31, 2004 in accordance with the Company’s policy of recording its equity in the income of KLI on a one-quarter lag basis.

ORIX has plans to sell a portion of its interest in KLI in the near future. However, no definitive agreements of sale have been arranged at the time of this announcement. The corresponding increase in the carrying value of ORIX’s ownership interest as a result of the recording of the above recognition of deferred tax assets in KLI is not necessarily reflective of an increase in the fair value of our equity interest in the event of a sale to a third party. We believe that there is a possibility that we will be unable to sell our portion of KLI at or above the carrying value of our investment at the time of sale. In such an event, we will record a loss on the sale in the period in which a definitive agreement of sale is arranged.

Consolidated Financial Highlights
(For the Six Months Ended September 30, 2003 and 2002,
and the Year Ended March 31, 2003)
(Unaudited)

	(millions of JPY, except for per share data)
		Change	Year		Year		Year
		From	-On-		-On-		-On-
	September 30,	March 31,	Year	September 30,	Year	March 31,	Year
	2003	2003	Change	2002	Change	2003	Change

Operating Assets
Investment in Direct Financing Leases	1,542,172	98%	92%	1,669,623	92%	1,572,308	95%
Installment Loans	2,224,486	97%	96%	2,326,189	117%	2,288,039	101%
Investment in Operating Leases	487,613	92%	106%	460,103	98%	529,044	111%
Investment in Securities	589,918	87%	82%	717,500	74%	677,435	79%
Other Operating Assets	92,897	92%	72%	129,311	99%	101,481	39%

Total	4,937,086	96%	93%	5,302,726	98%	5,168,307	93%
Operating Results
Total Revenues	345,871	—	103%	334,728	101%	683,645	104%
Income before Extraordinary Gain, Cumulative Effect of a change in Accounting Principle and Income Taxes	58,256	—	153%	37,996	102%	46,288	63%
Net Income	31,419	—	138%	22,763	114%	30,243	75%
Earnings Per Share Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle
Basic	372.51	—	150%	248.97	102%	299.88	62%
Diluted	350.91	—	150%	234.58	100%	283.04	61%
Net Income
Basic	375.42	—	138%	272.12	111%	361.44	74%
Diluted	353.65	—	138%	256.34	109%	340.95	73%
Shareholders’ Equity Per Share	6,465.22	107%	108%	5,973.44	107%	6,039.43	101%
Financial Position
Shareholders’ Equity	541,078	107%	108%	499,726	110%	505,458	101%
Number of Outstanding Shares (‘000)	83,691	100%	100%	83,658	102%	83,693	100%
Long-and Short-Term Debt and Deposits	3,977,021	94%	90%	4,425,331	100%	4,239,514	91%
Total Assets	5,684,598	96%	94%	6,050,290	101%	5,931,067	93%
Shareholders’ Equity Ratio	9.5%	—	—	8.3%	—	8.5%	—
Return on Equity (annualized)	12.0%	—	—	9.1%	—	6.0%	—
New Business Volumes
Direct Financing Leases New Receivables Added	398,545	—	71%	563,596	88%	1,000,896	92%
New Equipment Acquisitions	354,928	—	70%	507,941	88%	895,848	91%
Installment Loans	529,423	—	78%	675,208	125%	1,268,170	95%
Operating Leases	74,532	—	121%	61,526	72%	173,567	119%
Investment in Securities	69,477	—	73%	95,228	50%	231,294	66%
Other Operating Assets	77,018	—	152%	50,559	126%	116,736	57%

Condensed Consolidated Statements of Income
(For the Six Months Ended September 30, 2003 and 2002,
and the Year Ended March 31, 2003)
(Unaudited)

	(millions of JPY, millions of US$)
		Year		Year		Year
	Six Months	-On-	Six Months	-On-		-On-
	Ended	Year	Ended	Year	Year Ended	Year	U.S. Dollars
	September	Change	September	Change	March	Change	September
	30, 2003	(%)	30, 2002	(%)	31, 2003	(%)	30, 2003

Total Revenues:	345,871	103	334,728	101	683,645	104	3,109

Direct Financing Leases	56,865	90	63,479	108	122,928	101	511
Operating Leases	72,241	118	61,079	104	127,608	106	649
Interest on Loans and Investment Securities	59,577	93	64,041	113	131,590	108	536
Brokerage Commissions and Net Gains on Investment Securities	7,569	95	7,927	93	10,857	59	68
Life Insurance Premiums and Related Investment Income	65,153	91	71,832	84	138,511	91	586
Residential Condominium Sales	42,535	143	29,742	90	71,165	123	382
Interest Income on Deposits	263	84	312	31	526	38	2
Other Operating Revenues	41,668	115	36,316	120	80,460	126	375

Total Expenses:	299,142	100	300,093	102	645,562	110	2,689

Interest Expense	31,865	87	36,704	73	71,990	80	286
Depreciation - Operating Leases	41,569	107	38,853	104	80,565	105	374
Life Insurance Costs	58,243	90	64,424	82	125,684	90	524
Costs of Residential Condominium Sales	37,673	147	25,712	93	60,769	123	339
Other Operating Expenses	21,746	120	18,149	127	41,359	140	195
Selling, General and Administrative Expenses	77,470	111	69,829	120	144,271	114	697
Provision for Doubtful Receivables and Probable Loan Losses	23,843	95	24,967	124	54,706	107	214
Write-downs of Long-Lived Assets	4,202	29	14,665	1,058	50,682	1,866	38
Write-downs of Securities	2,057	36	5,742	79	14,325	73	18
Foreign Currency Transaction Loss, Net	474	45	1,048	—	1,211	—	4

Operating Income	46,729	135	34,635	92	38,083	52	420

Equity in Net Income of Affiliates	11,923	355	3,359	—	6,203	—	107
Gain (Loss) on Sales of Affiliates	(396)	—	2	4	2,002	1682	(3)

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	58,256	153	37,996	102	46,288	63	524

Provision for Income Taxes	27,080	158	17,170	99	21,196	64	244

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	31,176	150	20,826	105	25,092	63	280

Extraordinary Gain, Net of Applicable Tax Effect	243	—	—	—	3,214	—	2
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—	—	1,937	1,456	1,937	1,456	—

Net Income	31,419	138	22,763	114	30,243	75	282

Note:	1. The Company recognized an “Extraordinary Gain, Net of Applicable Tax Effect” in the six months ended September 30,2003 and in the previous fiscal year due to the excess of the proportionate fair value of the net assets over the purchase price of the affiliate paid by the Company (“Negative Goodwill”).

2. On April 1,2002, as a result of the adoption of FASB Statement No. 141 (“Business Combinations”), the Company and its subsidiaries recorded a transition gain arising from the write-off of “Negative Goodwill” of JPY1,937 million as of March 31,2002 as the “Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect.”

Condensed Consolidated Statements of Income
(For the Three Months Ended September 30, 2003 and 2002)
(Unaudited)

			(millions of JPY, millions of US$)
		Year
	Three Months	-on-	Three Months
	ended	year	ended	U.S. dollars
	September	Change	September	September
	30, 2003	(%)	30, 2002	30, 2003

Total Revenues:	174,954	101	173,771	1,573

Direct Financing Leases	28,349	87	32,737	255
Operating Leases	34,363	112	30,545	309
Interest on Loans and Investment Securities	31,263	94	33,284	281
Brokerage Commissions and Net Gains on Investment Securities	4,323	154	2,800	39
Life Insurance Premiums and Related Investment Income	34,563	89	38,886	311
Residential Condominium Sales	19,359	107	18,076	174
Interest Income on Deposits	102	76	135	1
Other Operating Revenues	22,632	131	17,308	203

Total Expenses:	150,761	92	163,835	1,355

Interest Expense	15,607	88	17,730	140
Depreciation — Operating Leases	20,872	107	19,424	188
Life Insurance Costs	28,917	83	34,775	260
Costs of Residential Condominium Sales	17,301	110	15,727	156
Other Operating Expenses	11,529	118	9,770	104
Selling, General and Administrative Expenses	39,981	112	35,666	358
Provision for Doubtful Receivables and Probable Loan Losses	11,875	98	12,164	107
Write-downs of Long-Lived Assets	4,202	29	14,665	38
Write-downs of Securities	551	15	3,576	5
Foreign Currency Transaction (Gain) Loss, Net	(74)	—	338	(1)

Operating Income	24,193	243	9,936	218

Equity in Net Income of Affiliates	8,539	492	1,736	77
Gain (Loss) on Sales of Affiliates	(396)	—	2	(4)

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	32,336	277	11,674	291

Provision for Income Taxes	15,258	263	5,796	137

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	17,078	291	5,878	154

Extraordinary Gain, Net of Applicable Tax Effect	243	—	—	2
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—	—	—	—

Net Income	17,321	295	5,878	156

Condensed Consolidated Balance Sheets
(As of September 30, 2003 and 2002, and March 31, 2003)
(Unaudited)

			(millions of JPY, millions of US$)
				U.S. dollars
	September	September	March	September
	30, 2003	30, 2002	31, 2003	30, 2003

Assets
Cash and Cash Equivalents	168,347	210,875	204,677	1,513
Restricted Cash	27,698	20,936	18,671	249
Time Deposits	534	1,229	1,184	5
Investment in Direct Financing Leases	1,542,172	1,669,623	1,572,308	13,862
Installment Loans	2,224,486	2,326,189	2,288,039	19,995
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(130,015)	(136,961)	(133,146)	(1,169)
Investment in Operating Leases	487,613	460,103	529,044	4,383
Investment in Securities	589,918	717,500	677,435	5,303
Other Operating Assets	92,897	129,311	101,481	835
Investment in Affiliates	158,122	102,271	144,974	1,421
Other Receivables	140,399	132,047	146,650	1,262
Advances	122,907	175,917	119,645	1,105
Prepaid Expenses	44,318	42,157	41,494	398
Office Facilities	74,440	76,879	77,043	669
Other Assets	140,762	122,214	141,568	1,267

Total	5,684,598	6,050,290	5,931,067	51,098

Liabilities and Shareholders’ Equity
Short-Term Debt	967,182	1,397,228	1,120,434	8,694
Deposits	282,116	266,446	262,467	2,536
Trade Notes, Accounts Payable and Other Liabilities	242,227	219,601	252,453	2,177
Accrued Expenses	78,995	88,785	82,012	710
Policy Liabilities	607,591	601,815	608,553	5,461
Current and Deferred Income Taxes	165,374	145,791	163,711	1,487
Deposits from Lessees	72,312	69,241	79,366	650
Long-Term Debt	2,727,723	2,761,657	2,856,613	24,519

Total Liabilities	5,143,520	5,550,564	5,425,609	46,234

Common Stock	52,067	51,908	52,067	468
Additional Paid-in Capital	70,002	69,877	70,002	629
Retained Earnings:
Legal Reserve	2,220	2,220	2,220	20
Retained Earnings	458,490	421,684	429,163	4,121
Accumulated Other Comprehensive Loss	(33,438)	(37,800)	(39,747)	(300)
Treasury Stock, at cost	(8,263)	(8,163)	(8,247)	(74)

Shareholders’ Equity	541,078	499,726	505,458	4,864

Total	5,684,598	6,050,290	5,931,067	51,098

				U.S. dollars
	September	September	March	September
	30,2003	30,2002	31,2003	30, 2003

Note: Accumulated Other Comprehensive Loss
Net unrealized gains on investment in securities	15,674	4,824	1,917	141
Minimum pension liability adjustments	(3,910)	(5,826)	(4,182)	(35)
Foreign currency translation adjustments	(40,033)	(27,918)	(29,919)	(360)
Net unrealized losses on derivative instruments	(5,169)	(8,880)	(7,563)	(46)

Condensed Consolidated Statements of Shareholders’ Equity
(For the Six Months Ended September 30, 2003 and 2002,
and the Year Ended March 31, 2003)
(Unaudited)

			(millions of JPY, millions of US$)
	Six months	Six months
	ended	ended	Year ended	U.S. dollars
	September	September	March	September
	30, 2003	30, 2002	31, 2003	30, 2003

Common Stock:
Beginning balance	52,067	51,854	51,854	468
Issuance during the year	—	54	213	—

Ending balance	52,067	51,908	52,067	468

Additional Paid-in Capital:
Beginning balance	70,002	69,823	69,823	629
Issuance during the year and other, net	—	54	179	—

Ending balance	70,002	69,877	70,002	629

Legal Reserve:
Beginning balance	2,220	2,220	2,220	20

Ending balance	2,220	2,220	2,220	20
Retained Earnings:
Beginning balance	429,163	400,175	400,175	3,858
Cash dividends	(2,092)	(1,254)	(1,255)	(19)
Net income	31,419	22,763	30,243	282

Ending balance	458,490	421,684	429,163	4,121

Accumulated Other Comprehensive Loss:
Beginning balance	(39,747)	(13,440)	(13,440)	(357)
Net increase (decrease) in net unrealized gains on investment in securities	13,757	(9,932)	(12,839)	124
Net decrease in minimum pension liability adjustments	272	1,008	2,652	2
Net increase in foreign currency translation adjustments	(10,114)	(13,118)	(15,119)	(91)
Net (increase) decrease in net unrealized losses on derivative instruments	2,394	(2,318)	(1,001)	22

Ending balance	(33,438)	(37,800)	(39,747)	(300)

Treasury Stock:
Beginning balance	(8,247)	(8,124)	(8,124)	(74)
Increase, net	(16)	(39)	(123)	(0)

Ending balance	(8,263)	(8,163)	(8,247)	(74)

Total Shareholders’ Equity:
Beginning balance	505,458	502,508	502,508	4,544
Increase (decrease), net	35,620	(2,782)	2,950	320

Ending balance	541,078	499,726	505,458	4,864

Summary of Comprehensive Income (Loss):
Net income	31,419	22,763	30,243	282
Other comprehensive income (loss)	6,309	(24,360)	(26,307)	57

Comprehensive income (loss)	37,728	(1,597)	3,936	339

Condensed Consolidated Statements of Cash Flows
(For the Six Months Ended September 30, 2003 and 2002, and the Year Ended March 31, 2003)
(Unaudited)

	(millions of JPY, millions of US$)
	Six months	Six months		U.S. dollars
	ended	ended	Year ended	Six months
	September	September	March	ended September
	30, 2003	30, 2002	31, 2003	30, 2003

Cash Flows from Operating Activities:
Net income	31,419	22,763	30,243	282
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,595	57,229	118,097	527
Provision for doubtful receivables and probable loan losses	23,843	24,967	54,706	214
(Decrease) increase in policy liabilities	(962)	(849)	5,889	(9)
Gains from securitization transactions	(276)	(3,665)	(9,649)	(2)
Equity in net income of and gain on sales of affiliates	(11,527)	(3,361)	(8,205)	(104)
Gains on sales of available-for-sale securities	(2,275)	(4,204)	(7,588)	(20)
Write-downs of long-lived assets	4,202	14,665	50,682	38
Write-downs of securities	2,057	5,742	14,325	18
(Increase) decrease in restricted cash	(9,349)	(1,034)	1,195	(84)
Increase in other operating assets, including advance payments	(3,981)	(13,648)	(21,894)	(36)
Increase in prepaid expenses	(2,773)	(3,853)	(2,975)	(25)
Decrease in accrued expenses	(2,360)	(195)	(2,370)	(21)
(Decrease) increase in deposits from lessees	(6,597)	1,148	4,303	(59)
Other, net	(8,203)	(12,423)	(16,609)	(73)

Net cash provided by operating activities	71,813	83,282	210,150	646

Cash Flows from Investing Activities:
Purchases of lease equipment, including advance payments	(423,989)	(465,874)	(923,483)	(3,811)
Principal payments received under direct financing leases	348,787	389,630	742,183	3,135
Net proceeds from securitization of lease and loan receivables	15,212	92,803	239,050	137
Installment loans made to customers	(529,363)	(622,872)	(1,214,672)	(4,758)
Principal collected on installment loans	540,238	532,142	1,071,841	4,856
Proceeds from sales of operating lease assets	81,724	32,474	62,323	735
Investment in and dividends received from affiliates, net	2,297	(902)	(23,208)	21
Purchases of available-for-sale securities	(59,988)	(67,406)	(193,580)	(539)
Proceeds from sales of available-for-sale securities	110,309	144,800	264,021	992
Maturities of available-for-sale securities	41,990	54,256	95,187	377
Purchases of other securities	(10,313)	(20,941)	(23,674)	(93)
Proceeds from sales of other securities	1,118	17,759	21,413	10
Purchases of other operating assets	(5,357)	(1,067)	(2,847)	(48)
Proceeds from sales of other operating assets	7,822	14,830	63,596	70
Acquisitions of subsidiaries, net of cash acquired	(7,339)	(10,607)	(13,669)	(66)
Sales of subsidiaries, net of cash disposed	—	37,018	36,469	—
Other, net	4,260	(7,016)	(18,000)	37

Net cash provided by in investing activities	117,408	119,027	182,950	1,055

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(5,957)	(41,950)	(122,365)	(54)
Repayment of commercial paper, net	(132,250)	(282,590)	(485,288)	(1,189)
Proceeds from long-term debt	395,601	370,233	811,334	3,556
Repayment of long-term debt	(499,994)	(425,885)	(776,959)	(4,494)
Net increase in deposits due to customers	19,649	41,203	37,224	177
Issuance of common stock	—	108	392	—
Dividends paid	(2,092)	(1,254)	(1,255)	(19)
Net decrease in call money	—	(5,000)	(5,000)	—
Other, net	(16)	(39)	(123)	(0)

Net cash used in financing activities	(225,059)	(345,174)	(542,040)	(2,023)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(492)	(1,008)	(1,131)	(5)

Net Decrease in Cash and Cash Equivalents	(36,330)	(143,873)	(150,071)	(327)
Cash and Cash Equivalents at Beginning of Period	204,677	354,748	354,748	1,840

Cash and Cash Equivalents at End of Period	168,347	210,875	204,677	1,513

Segment Information
(For the Six Months Ended September 30, 2003 and 2002,
and the Year Ended March 31, 2003)
(Unaudited)

							(millions of JPY)
	Six months ended September 30, 2003			Six months ended September 30, 2002			Year ended March 31, 2003

		Income (Loss)			Income (Loss)			Income (Loss)
		before			before			before
		Income	Operating		Income	Operating		Income	Operating
	Revenues	Taxes*	Assets	Revenues	Taxes*	Assets	Revenues	Taxes*	Assets

Operations in Japan
Corporate Finance	64,262	21,919	1,845,251	64,544	24,500	1,981,237	125,560	44,158	1,893,422
Equipment Operating Leases	34,697	3,456	140,987	32,967	2,979	142,964	67,655	4,402	144,397
Real Estate-Related Finance	23,948	9,119	879,964	25,703	9,910	908,115	51,589	19,572	931,513
Real Estate	67,160	6,329	275,967	45,314	(8,807)	289,919	104,454	(39,441)	303,838
Life Insurance	64,563	2,507	570,013	71,832	2,976	570,983	138,511	4,791	579,805
Other	32,629	2,828	406,076	27,159	6,926	372,273	61,238	8,452	387,978

Sub-Total	287,259	46,158	4,118,258	267,519	38,484	4,265,491	549,007	41,934	4,240,953
Overseas Operations
The Americas	23,229	3,912	541,036	27,275	(1,027)	713,300	57,909	1,332	618,148
Asia and Oceania	26,671	13,939	434,584	27,579	4,314	431,966	55,425	9,765	437,874
Europe	5,327	(1,899)	64,524	5,833	(610)	86,024	13,311	(736)	75,207

Sub-Total	55,227	15,952	1,040,144	60,687	2,677	1,231,290	126,645	10,361	1,131,229

Segment Total	342,486	62,110	5,158,402	328,206	41,161	5,496,781	675,652	52,295	5,372,182

Difference between Segment totals and Consolidated Amounts	3,385	(3,854)	(221,316)	6,522	(3,165)	(194,055)	7,993	(6,007)	(203,875)

Consolidated Amounts	345,871	58,256	4,937,086	334,728	37,996	5,302,726	683,645	46,288	5,168,307

	(millions of US$)
	U.S. dollars September 30, 2003

		Income (Loss)
		before
		Income	Operating
	Revenues	Taxes*	Assets

Operations in Japan
Corporate Finance	578	197	16,587
Equipment Operating Leases	312	31	1,267
Real Estate-Related Finance	215	82	7,910
Real Estate	604	57	2,481
Life Insurance	580	23	5,124
Other	293	25	3,649

Sub-Total	2,582	415	37,018
Overseas Operations
The Americas	209	35	4,863
Asia and Oceania	239	125	3,906
Europe	48	(17)	580

Sub-Total	496	143	9,349

Segment Total	3,078	558	46,367

Difference between Segment totals and Consolidated Amounts	31	(34)	(1,989)

Consolidated Amounts	3,109	524	44,378

*Note:	“Income (Loss) before Income Taxes” represents “Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”

Basis of presentation and significant accounting policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have followed with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

The significant differences between U.S. and Japanese accounting policies and practices are as follows: Accounting for direct financing leases, accounting for the impairment of long-lived assets and long-lived assets to be disposed of, the use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs and the calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments. Segment information is prepared in accordance with FASB Statement No. 131. The basis of presentation and significant accounting policies are as follows.

1.     Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 112 domestic subsidiaries and 85 foreign subsidiaries (all 197 subsidiaries). The accounts of certain variable interest entities created after January 31, 2003 are also included pursuant to FASB Interpretation No.46 (“Consolidation of Variable Interest Entities”). Major subsidiaries are ORIX Auto Leasing Corporation, ORIX USA Corporation and others.

2.     Affiliates accounted for by the equity method

Investment in 47 domestic affiliates and 25 foreign affiliates (all 72 affiliates) are accounted for by using equity method. Major affiliates are The Fuji Fire and Marine Insurance Company Limited, Stockton Holdings Limited and others.

3.     The date of subsidiaries interim closing

Subsidiaries where interim closing date differs from that of the Company close their books with necessary adjustments for consolidation purpose at the interim closing date.

4.     Accounting policies

(1)  Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Recognition of revenues

Direct financing leases—The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term using the interest method. Certain direct lease origination costs are being deferred and amortized over the lease term as a yield adjustment.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premium and expenses— Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. Certain costs associated with writing insurance are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3)  Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through accumulated other comprehensive income (loss), net of applicable income taxes. However, the Company and its subsidiaries recognize losses related to securities for which the market price has been below the acquisition cost and not considered temporary in nature. Held-to-maturity securities are recorded at amortized cost.

(4)  Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

(5)  Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated.

(6)  Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries follow FASB Statement No.87 (“Employer’s Accounting for Pensions”).

(7)  Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(8)  Hedge accounting

The Company and its subsidiaries follow FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), as amended by FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133”). All derivatives are recorded on the balance sheet at fair value.

(9)  Goodwill and intangible assets resulting from business combinations

Goodwill and intangible assets that have indefinite useful lives are not amortized. Impairment tests are required on an annual basis and between annual tests when events or circumstances indicate impairment.

(10)  Income taxes

The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate to be applicable for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing total estimated income tax expense for the full fiscal year by total estimated pre-tax income for the full fiscal year.

5.     Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

Revenues from foreign customers

Revenues from foreign customers are as follows.

	September 30, 2003
	Millions of JPY

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues from foreign customers	23,620	27,809	6,035	57,464

Total consolidated revenues				345,871

Ratio of revenues from foreign customers to total consolidated revenues	6.8%	8.0%	1.8%	16.6%

	September 30, 2002
	Millions of JPY

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues from foreign customers	27,918	28,276	6,421	62,615

Total consolidated revenues				334,728

Ratio of revenues from foreign customers to total consolidated revenues	8.3%	8.4%	1.9%	18.7%

	March 31, 2003
	Millions of JPY

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues from foreign customers	58,592	57,467	14,748	130,807

Total consolidated revenues				683,645

Ratio of revenues from foreign customers to total consolidated revenues	8.5%	8.4%	2.2%	19.1%

	September 30, 2003
	Millions of U.S. dollars

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues from foreign customers	212	250	55	517

Total consolidated revenues				3,109

Ratio of revenues from foreign customers to total consolidated revenues	6.8%	8.0%	1.8%	16.6%

Investment in Securities

Investment in securities at September 30, 2003 and 2002, and March 31, 2003 consists of the following:

	Millions of JPY			Millions of U.S. dollars

	September	September	March 31,	September
	30, 2003	30, 2002	2003	30, 2003

Trading securities	14,256	13,820	12,154	128
Available-for-sale securities	445,053	561,822	537,888	4,000
Held-to-maturity securities	7,116	12,815	10,638	64
Other securities	123,493	129,043	116,755	1,111

	589,918	717,500	677,435	5,303

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at September 30, 2003 and 2002, and March 31, 2003 are as follows:

	September 30, 2003
	Millions of JPY

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

Available-for-sale:
Japanese and foreign government bond securities	21,159	94	(119)	21,134
Japanese prefectural and foreign municipal bond securities	18,621	43	(43)	18,621
Corporate debt securities	230,468	1,724	(3,811)	228,381
Mortgage-backed and other asset-backed securities	129,027	5,390	(3,206)	131,211
Equity securities	21,655	25,808	(1,757)	45,706

	420,930	33,059	(8,936)	445,053

Held-to-maturity:
Asset-backed securities	7,116	329	(14)	7,431

	7,116	329	(14)	7,431

	September 30, 2002
	Millions of JPY

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

Available-for-sale:
Japanese and foreign government bond securities	25,254	225	(78)	25,401
Japanese prefectural and foreign municipal bond securities	12,396	226	(881)	11,741
Corporate debt securities	366,903	3,711	(8,271)	362,343
Mortgage-backed and other asset-backed securities	114,903	4,833	(3,159)	116,577
Funds in trust	4,731	—	(593)	4,138
Equity securities	26,894	17,651	(2,923)	41,622

	551,081	26,646	(15,905)	561,822

Held-to-maturity:
Japanese and foreign government bond securities	207	1	—	208
Asset-backed securities	12,587	—	—	12,587
Corporate debt securities	21	—	—	21

	12,815	1	—	12,816

	March 31, 2003
	Millions of JPY

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

Available-for-sale:
Japanese and foreign government bond securities	41,466	173	(100)	41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Funds in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	528,737	20,845	(11,694)	537,888

Held-to-maturity:
Asset-backed securities	10,638	397	(5)	11,030

	10,638	397	(5)	11,030

	September 30, 2003
	Millions of U.S. dollars

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

Available-for-sale:
Japanese and foreign government bond securities	190	1	(1)	190
Japanese prefectural and foreign municipal bond securities	167	0	(0)	167
Corporate debt securities	2,072	16	(35)	2,053
Mortgage-backed and other asset-backed securities	1,160	48	(29)	1,179
Equity securities	195	232	(16)	411

	3,784	297	(81)	4,000

Held-to-maturity:
Asset-backed securities	64	3	(0)	67

	64	3	(0)	67

Derivative Financial Instruments

The Company and its subsidiaries are parties to derivative financial instruments that they generally use in the normal course of business to reduce exposure to fluctuations in interest and foreign currency rates.

(a)  Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings.

(b)  Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of future contracts and forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In case where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c)  Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries.

(d)  Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and collars for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At September 30, 2003 and 2002, March 31, 2003, the total face amount were JPY54,819 million (US$493 million), JPY110,733 million and JPY82,000 million, respectively, and the fair value of conversion option were JPY504 million (US$5 million), JPY695 million, and JPY187 million, respectively.

The following table provides notional amount, carrying amount and estimated fair value information about derivative instruments as of September 30, 2003 and 2002, March 31, 2003.

	Millions of JPY

			Estimated
September 30, 2003	Notional amount	Carrying amount	fair value

Interest rate risk management:
Interest rate swap agreements	447,516	(10,239)	(10,239)
Options, caps, floors and collars held	40,725	91	91
Forward contracts	85,952	(1,144)	(1,144)
Foreign exchange risk management:
Foreign exchange forward contracts	95,265	1,425	1,425
Foreign currency swap agreements	255,798	13,576	13,576
Trading activities:
Futures	147,562	440	440
Options, caps, floors and collars held	3,852	9	9
Options, caps, floors and collars written	3,878	(8)	(8)
Foreign exchange forward contracts	1,476	24	24

	Millions of JPY

			Estimated
September 30, 2002	Notional amount	Carrying amount	fair value

Interest rate risk management:
Interest rate swap agreements	513,781	(16,272)	(16,272)
Options, caps, floors and collars held	28,187	(41)	(41)
Futures	116,801	(949)	(949)
Foreign exchange risk management:
Foreign exchange forward contracts	59,391	(346)	(346)
Foreign currency swap agreements	361,930	(5,050)	(5,050)
Trading activities:
Futures	78,561	283	283
Interest rate swap agreements	2,000	7	7
Options, caps, floors and collars held	10,543	3	3
Options, caps, floors and collars written	3,600	(2)	(2)

	Millions of JPY

			Estimated
March 31, 2003	Notional amount	Carrying amount	fair value

Interest rate risk management:
Interest rate swap agreements	459,208	(14,431)	(14,431)
Options, caps, floors and collars held	30,462	(18)	(18)
Forward contracts	75,726	(1,084)	(1,084)
Foreign exchange risk management:
Foreign exchange forward contracts	88,436	(256)	(256)
Foreign currency swap agreements	303,051	(2,659)	(2,659)
Trading activities:
Futures	95,121	73	73
Interest rate swap agreements	2,000	1	1
Options, caps, floors and collars held	6,278	153	153
Options, caps, floors and collars written	5,361	(43)	(43)
Foreign exchange forward contracts	1,876	2	2

	Millions of U.S. dollars

			Estimated
September 30, 2003	Notional amount	Carrying amount	fair value

Interest rate risk management:
Interest rate swap agreements	4,023	(92)	(92)
Options, caps, floors and collars held	366	1	1
Forward contracts	773	(10)	(10)
Foreign exchange risk management:
Foreign exchange forward contracts	856	13	13
Foreign currency swap agreements	2,299	122	122
Trading activities:
Futures	1,326	4	4
Options, caps, floors and collars held	35	0	0
Options, caps, floors and collars written	35	(0)	(0)
Foreign exchange forward contracts	13	0	0

Key Quarterly Financial Data (Unaudited)						(millions of JPY)
	Fiscal 2003					Fiscal 2004

Balance Sheet Data	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)	Q2 (03/7-9)

1) Investment in Direct Financing Leases	1,646,932	1,669,623	1,634,494	1,572,308	1,582,153	1,542,172
Japan	1,283,552	1,305,846	1,278,175	1,237,141	1,242,600	1,237,347
Overseas	363,380	363,777	356,319	335,167	339,553	304,825
2) Installment Loans	2,327,354	2,326,189	2,374,664	2,288,039	2,302,005	2,224,486
Japan	1,898,108	1,932,184	1,986,182	1,954,640	1,969,694	1,922,105
Overseas	429,246	394,005	388,482	333,399	332,311	302,381
3) Investment in Operating Leases	451,012	460,103	454,468	529,044	523,413	487,613
Japan	327,391	339,403	340,997	369,489	358,596	333,527
Overseas	123,621	120,700	113,471	159,555	164,817	154,086
4) Investment in Securities	759,406	717,500	695,319	677,435	697,926	589,918
Japan	565,409	520,005	505,995	497,829	528,184	440,598
Overseas	193,997	197,495	189,324	179,606	169,742	149,320
5) Other Operating Assets	143,064	129,311	142,856	101,481	96,479	92,897
Japan	132,217	118,558	132,847	91,851	87,217	84,695
Overseas	10,847	10,753	10,009	9,630	9,262	8,202

Total Operating Assets	5,327,768	5,302,726	5,301,801	5,168,307	5,201,976	4,937,086

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(150,264)	(136,961)	(136,833)	(133,146)	(134,740)	(130,015)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.8%	3.4%	3.4%	3.4%	3.5%	3.5%

Total Assets	6,091,100	6,050,290	6,025,781	5,931,067	5,923,307	5,684,598

Short-Term Debt, Long-Term Debt and Deposits	4,489,605	4,425,331	4,393,599	4,239,514	4,232,175	3,977,021
Policy Liabilities	600,144	601,815	598,832	608,553	604,830	607,591

Total Liabilities	5,592,427	5,550,564	5,519,176	5,425,609	5,396,760	5,143,520

Shareholders’ Equity	498,673	499,726	506,605	505,458	526,547	541,078

Total Liabilities & Shareholders’ Equity	6,091,100	6,050,290	6,025,781	5,931,067	5,923,307	5,684,598

Income Statement Data	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)	Q2 (03/7-9)

Revenues
1) Direct Financing Leases	30,742	32,737	29,880	29,569	28,516	28,349
Japan	21,987	24,854	22,503	22,099	21,906	21,865
Overseas	8,755	7,883	7,377	7,470	6,610	6,484
2) Operating Leases	30,534	30,545	30,675	35,854	37,878	34,363
Japan	22,012	21,808	21,321	22,511	28,064	23,789
Overseas	8,522	8,737	9,354	13,343	9,814	10,574
3) Interest on Loans and Investment Securities	30,757	33,284	31,395	36,154	28,314	31,263
Interest on loans	26,203	29,323	27,634	32,450	25,729	29,001
Japan	19,795	22,089	21,506	25,678	21,082	23,958
Overseas	6,408	7,234	6,128	6,772	4,647	5,043
Interest on investment securities	4,554	3,961	3,761	3,704	2,585	2,262
Japan	319	162	180	205	173	295
Overseas	4,235	3,799	3,581	3,499	2,412	1,967
4) Brokerage Commissions and Net Gains on Investment Securities	5,127	2,800	1,355	1,575	3,246	4,323
Brokerage commissions	774	569	536	521	691	1,167
Net Gains on investment securities	4,353	2,231	819	1,054	2,555	3,156
5) Life Insurance Premiums and Related Investment Income	32,946	38,886	28,321	38,358	30,590	34,563
Life insurance premiums	28,745	34,503	25,184	34,531	27,524	31,114
Related investment income	4,201	4,383	3,137	3,827	3,066	3,449
6) Residential Condominium Sales	11,666	18,076	21,982	19,441	23,176	19,359
Japan	11,666	18,076	21,982	19,441	23,176	19,359
Overseas	—	—	—	—	—	—
7) Interest Income on Deposits	177	135	98	116	161	102
8) Other Operating Revenues	19,008	17,308	19,463	24,681	19,036	22,632
Japan	17,015	14,867	16,243	22,420	16,952	19,698
Overseas	1,993	2,441	3,220	2,261	2,084	2,934

Total Revenues	160,957	173,771	163,169	185,748	170,917	174,954

				(millions of JPY)
	Fiscal 2003				Fiscal 2004

Income Statement Data	Q1(02/4-6)	Q2(02/7-9)	Q3(02/10-12)	Q4(03/1-3)	Q1(03/4-6)	Q2(03/7-9)

Expenses
1) Interest Expense	18,974	17,730	17,555	17,731	16,258	15,607
2) Depreciation—Operating Leases	19,429	19,424	19,744	21,968	20,697	20,872
3) Life Insurance Costs	29,649	34,775	26,792	34,468	29,326	28,917
4) Costs of Residential Condominium Sales	9,985	15,727	17,596	17,461	20,372	17,301
5) Other Operating Expenses	8,379	9,770	10,114	13,096	10,217	11,529
6) Selling, General and Administrative Expenses	34,163	35,666	35,270	39,172	37,489	39,981
7) Provision for Doubtful Receivables and Probable Loan Losses	12,803	12,164	12,421	17,318	11,968	11,875
8) Write-downs of Long-Lived Assets	—	14,665	—	36,017	—	4,202
9) Write-downs of Securities	2,166	3,576	2,174	6,409	1,506	551
10) Foreign Currency Transaction (Gain) Loss, Net	710	338	516	(353)	548	(74)

Total Expenses	136,258	163,835	142,182	203,287	148,381	150,761

Operating Income (Loss)	24,699	9,936	20,987	(17,539)	22,536	24,193
Equity in Net Income of Affiliates	1,623	1,736	2,315	529	3,384	8,539
Gain (Loss) on Sales of Affiliates	—	2	—	2,000	—	(396)
Income (Loss) before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	26,322	11,674	23,302	(15,010)	25,920	32,336
Income Taxes Provision (Benefit)	11,374	5,796	10,853	(6,827)	11,822	15,258
Income (Loss) before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	14,948	5,878	12,449	(8,183)	14,098	17,078
Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	3,214	—	243
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect						1,937
Net Income (Loss)	16,885	5,878	12,449	(4,969)	14,098	17,321

New Business Volumes	Q1(02/4-6)	Q2(02/7-9)	Q3(02/10-12)	Q4(03/1-3)	Q1(03/4-6)	Q2(03/7-9)

Direct Financing Leases: New receivables added	237,779	325,817	213,620	223,680	212,175	186,370
Japan	172,957	274,881	149,193	161,755	158,176	139,969
Overseas	64,822	50,936	64,427	61,925	53,999	46,401
Direct Financing Leases: New equipment acquisitions	210,819	297,122	187,555	200,352	188,194	166,734
Japan	151,062	251,883	128,093	144,525	138,479	121,963
Overseas	59,757	45,239	59,462	55,827	49,715	44,771
Installment Loans: New loans added	341,138	334,070	295,622	297,340	270,959	258,464
Japan	273,867	300,963	261,815	264,242	225,042	223,315
Overseas	67,271	33,107	33,807	33,098	45,917	35,149
Operating Leases: New equipment acquisitions	20,870	40,656	27,513	84,528	40,810	33,722
Japan	14,128	33,517	20,667	74,688	29,880	20,354
Overseas	6,742	7,139	6,846	9,840	10,930	13,368
Investment in Securities: New securities added	48,907	46,321	25,894	110,172	57,370	12,107
Japan	38,346	44,804	23,520	107,807	53,835	11,020
Overseas	10,561	1,517	2,374	2,365	3,535	1,087
Other Operating Assets: New assets added	20,768	29,791	28,197	37,980	28,655	48,363
Japan	15,475	29,403	23,504	30,948	28,655	48,301
Overseas	5,293	388	4,693	7,032	—	62

Key Ratios, Per Share Data, and Employees	Q1(02/4-6)	Q2(02/7-9)	Q3(02/10-12)	Q4(03/1-3)	Q1(03/4-6)	Q2(03/7-9)

Return on Equity (ROE)*	13.5%	4.7%	9.9%	(3.9)%	10.9%	13.0%
Return on Assets (ROA)*	1.09%	0.39%	0.82%	(0.33)%	0.95%	1.19%
Shareholders’ Equity Ratio	8.2%	8.3%	8.4%	8.5%	8.9%	9.5%
Debt-to-Equity Ratio (times)	9.0	8.9	8.7	8.4	8.0	7.4
Shareholders’ Equity Per Share (yen)	5,961.30	5,973.44	6,053.07	6,039.43	6,291.50	6,465.22
Basic EPS (yen)	201.85	70.27	148.76	(59.38)	168.45	206.96
Diluted EPS (yen)	189.95	66.32	140.18	(59.38)	158.71	194.94
Number of Employees	11,820	11,859	11,977	11,833	11,621	11,723

*	annualized

						(millions of JPY)
	Fiscal 2003				Fiscal 2004

Segment Information	Q1(02/4-6)	Q2(02/7-9)	Q3(02/10-12)	Q4(03/1-3)	Q1(03/4-6)	Q2(03/7-9)
Operations in Japan Corporate Finance	31,465	33,079	31,147	29,869	30,993	33,269
Equipment Operating Leases	16,233	16,734	16,899	17,789	16,980	17,717
Real Estate-Related Finance	13,995	11,708	11,252	14,634	10,937	13,011
Real Estate	18,983	26,331	30,305	28,835	37,239	29,921
Life Insurance	32,946	38,886	28,321	38,358	30,590	33,973
Other	12,773	14,386	15,000	19,079	16,231	16,398

Sub-Total	126,395	141,124	132,924	148,564	142,970	144,289

Overseas Operations The Americas	14,739	12,536	13,012	17,622	11,313	11,916
Asia and Oceania	13,741	13,838	13,802	14,044	12,857	13,814
Europe	3,091	2,742	3,760	3,718	2,606	2,721

Sub-Total	31,571	29,116	30,574	35,384	26,776	28,451

Total Segment Revenues	157,966	170,240	163,498	183,948	169,746	172,740

Operations in Japan Corporate Finance	10,411	14,089	11,562	8,096	9,345	12,574
Equipment Operating Leases	1,271	1,708	1,593	(170)	1,520	1,936
Real Estate-Related Finance	6,106	3,804	2,754	6,908	3,018	6,101
Real Estate	2,735	(11,542)	4,341	(34,975)	8,160	(1,831)
Life Insurance	1,282	1,694	(27)	1,842	(392)	2,899
Other	2,554	4,372	3,229	(1,703)	1,177	1,651

Sub-Total	24,359	14,125	23,452	(20,002)	22,828	23,330

Overseas Operations The Americas	1,229	(2,256)	437	1,922	2,131	1,781
Asia and Oceania	1,673	2,641	1,545	3,906	4,204	9,735
Europe	(545)	(65)	(112)	(14)	(258)	(1,641)

Sub-Total	2,357	320	1,870	5,814	6,077	9,875

Total Segment Profits (Income (Loss) before Income Taxes)	26,716	14,445	25,322	(14,188)	28,905	33,205

Operations in Japan
Corporate Finance	2,008,152	1,981,237	1,963,548	1,893,422	1,910,425	1,845,251
Equipment Operating Leases	141,905	142,964	145,234	144,397	142,189	140,987
Real Estate-Related Finance	906,193	908,115	908,821	931,513	932,999	879,964
Real Estate	293,189	289,919	307,599	303,838	295,663	275,967
Life Insurance	497,593	570,983	578,744	579,805	592,987	570,013
Other	389,605	372,273	398,435	387,978	395,184	406,076

Sub-Total	4,236,637	4,265,491	4,302,381	4,240,953	4,269,447	4,118,258

Overseas Operations The Americas	695,351	713,300	691,100	618,148	604,167	541,036
Asia and Oceania	467,456	431,966	454,123	437,874	461,345	434,584
Europe	98,200	86,024	78,376	75,207	70,657	64,524

Sub-Total	1,261,007	1,231,290	1,223,599	1,131,229	1,136,169	1,040,144

Total Segment Assets	5,497,644	5,496,781	5,525,980	5,372,182	5,405,616	5,158,402